

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 4, 2008

DreamWorks Animation SKG, Inc.
Lewis W. Coleman-Chief Financial Officer
Campanile Building
1000 Flower Street
Glendale, California 91201

Re: DreamWorks Animation SKG, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 27, 2008
File Number: 001-32337

Dear Mr. Coleman:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2007

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations

1. You state on page 47 that approximately 40% of your revenues are derived from foreign sources. You also indicate that fluctuations in foreign currency exchange rates can affect your business. However, the effect such fluctuations on your results of operations are not evident from your disclosures. Considering that revenues derived from foreign sources represent a significant portion of your business, it appears that you should expand your disclosures to clearly indicate the effects of fluctuations in foreign exchange rates on your results of operations for each of the periods presented. For example, considering the significant strengthening of the dollar versus the Euro during your third quarter, it would appear that your most recent Form 10-Q for the quarter ended September 30, 2008, should provide disclosures of the effect that this and other material currency fluctuations had on your results of operations.

Item 7A- Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk, page 67

2. You indicate that a hypothetical 10% change in foreign currency exchange rates, to which you are primarily exposed, would have impacted revenues by approximately $20 million. In light of the fact that fluctuations could vary significantly by currency, please revise future filings to indicate the currencies you are primarily exposed to along with a sensitivity analysis for each currency that could have an individually significant impact on your results. Where currencies have been aggregated, please disclose the reasons why such presentation is considered to be appropriate.

3. We note that you measure and disclose the potential impact of a change in foreign currency exchange rates upon revenues. We would generally expect to see a measurement of the potential loss in future "earnings" resulting from such a change. Please revise your disclosures accordingly in future filings. In addition, please discuss any significant variance in this measurement from that of the prior year.

Item 8- Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 14- Significant Customer, Segment and Geographical Information

Geographic Information, page F-37

4. Please revise your future filings to disclose revenues of individually material countries as well as information for your country of domicile and all foreign countries in the aggregate as required by paragraphs 38 and 105 of SFAS 131, if applicable.

Note 16-Quarterly Financial Information, page F-38

5. In future filings, in an accompanying footnote to this table, please describe any unusual or infrequently occurring items recognized in any quarter as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Reference is particularly made to the quarter ended December 31, 2006. Your attention is invited to Item 302 (a)(3).

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lewis W. Coleman-Chief Financial Officer
DreamWorks Animation SKG, Inc.
December 4, 2008
Page 4

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

       Sincerely,

       David R. Humphrey
       Branch Chief